UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Pandion Therapeutics, Inc.

(Name of Subject Company)

Pandion Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698340106

(CUSIP Number of Class of Securities)

Kelly Grez

Deputy Corporate Secretary, Merck & Co., Inc.

2000 Galloping Hill Road, Kenilworth, NJ 07033

(908) 740-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Catherine J. Dargan, Esq.

Michael J. Riella, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Pandion Therapeutics, Inc. (“Pandion”) with the Securities and Exchange Commission (the “SEC”) on March 4, 2021, relating to the tender offer by Panama Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Pandion for a purchase price of $60.00 per share, net to the seller in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2021 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is amended and supplemented as follows:

The following new subsection is added before the final subsection entitled “Item 8. Additional Information—Forward-Looking Statements”:

Final Results of the Offer and Completion of the Merger

The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., New York City Time, on March 31, 2021 (such date and time, the “Expiration Time”), and was not extended. Computershare Trust Company N.A., in its capacity as depositary for the Offer, has advised Purchaser that, as of the Expiration Time, 27,770,123 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 88.6% of the sum of (i) all Shares then outstanding at the Expiration Date and (ii) all Shares that Pandion would be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or be issued Shares (including all then outstanding Pandion stock options and any outstanding warrant to purchase Shares), regardless of the conversion or exercise price or other terms and conditions thereof. Accordingly, the Minimum Condition has been satisfied. Purchaser has accepted, and has stated that it will as promptly as practicable on or after the Expiration Date pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL, without a vote of stockholders of Pandion. Accordingly, following completion of the Offer, Parent and Purchaser effected the Merger in accordance with Section 251(h) of the DGCL in which Purchaser merged with and into Pandion, with Pandion surviving the Merger and continuing as a wholly-owned subsidiary of Parent. In the Merger, each Share outstanding (other than (i) Shares held in the treasury of Pandion or owned by Parent or Purchaser or any of their respective direct or indirect wholly-owned subsidiaries immediately prior to the Effective Time and (ii) Shares as to which appraisal rights have been perfected in accordance with the DGCL) was cancelled and converted into the right to receive an amount of cash equal to the Offer Price, without interest and less any applicable tax withholding. The Shares are expected to cease to trade on Nasdaq prior to the opening of business on April 1, 2021, and will be delisted from Nasdaq and deregistered under the Exchange Act. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Pandion’s reporting obligations under the Exchange Act as promptly as practicable.

On April 1, 2021, Merck & Co., Inc. issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

ITEM 9. EXHIBITS

Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release, issued by Merck & Co., Inc. on April 1, 2021 (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2021

Pandion Therapeutics, Inc.

By:	/s/ Kelly Grez
Name: Kelly Grez
Title: Assistant Secretary